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                                                                    Exhibit 99.6

                                 [PROLOGIS LOGO]


                     NOTICE to Participants in the ProLogis
               1999 Dividend Reinvestment and Share Purchase Plan

We have enclosed for your review a copy of the prospectus for ProLogis' 1999 Dividend Reinvestment and Share Purchase Plan as amended on May 13, 2002. The Plan has been revised to reflect the following changes:

       o An increase in the number of common shares that can be sold by ProLogis under the Plan of up to an additional 5 million common shares.

       o An increase in the maximum amount for optional cash purchases made during any one month from $5,000 to $10,000. The minimum purchase remains the same at $200.

       o An updated list of optional cash payment investment and due dates for the remainder of 2002 through 2004.

As a current participant in the Plan, no action is required by you. You will continue to be a participant under the Plan as amended. If you have any questions, please contact the Plan Administrator, EquiServe, at 1-800-956-3378. Account information can also be obtained from EquiServe's website at http://gateway.equiserve.com.